UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

Bluegreen Vacations Holding Corporation

(Name of Issuer)

Class A Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

096308 101

(CUSIP Number)

John E. Abdo

4960 Conference Way North, Suite 100

Boca Raton, Florida 33431

561-912-8000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 5, 2023

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 096308 101

1.	Names of Reporting Persons John E. Abdo
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) Not Applicable
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☑
6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,330,187
	8.	Shared Voting Power 1,495,311(1)
	9.	Sole Dispositive Power 2,652,473(1)
	10.	Shared Dispositive Power 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,825,498(1)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 19%
14.	Type of Reporting Person (See Instructions) IN

(1)

Includes 1,495,311 shares of the Issuer’s Class B Common Stock held by Mr. Abdo which are convertible at any time at his discretion into shares of the Issuer’s Class A Common Stock on a share-for-share basis.

Amendment No. 1 to Schedule 13D

This Amendment No. 1 to Schedule 13D is being filed by John E. Abdo to amend the Schedule 13D filed by him on November 15, 2016 (the “Schedule 13D”) relating to the Class A Common Stock, par value $0.01 per share, of Bluegreen Vacations Holding Corporation, a Florida corporation (the “Issuer”), solely to the extent set forth herein.

Item 1.	Security and Issuer.

Item 1 of the Schedule 13D is supplemented as follows:

Since the date of the last amendment to the Schedule 13D, the Issuer’s name was changed to Bluegreen Vacations Holding Corporation. The Issuer’s principal executive offices are located at 4960 Conference Way North, Suite 100, Boca Raton, Florida 33431.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is supplemented as follows:

The information set forth in Item 6 below is incorporated by reference into this Item 4.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is supplemented as follows:

The information set forth in rows 7-13 of the cover sheet hereto is incorporated by reference into this Item 5. Mr. Abdo has not effected any transaction with respect to the Issuer’s Class A Common Stock during the past 60 days.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is supplemented as follows:

As previously disclosed, on November 5, 2023, the Issuer entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Hilton Grand Vacations Inc. (“HGV”) and Heat Merger Sub, Inc., an indirect, wholly-owned subsidiary of HGV (“Merger Sub”). Subject to the terms and conditions of the Merger Agreement, (i) Merger Sub will merge with and into the Issuer (the “Merger”), with the Issuer surviving the Merger and becoming an, indirect wholly-owned subsidiary of HGV, and (ii) each share of the Issuer’s Class A Common Stock and Class B Common Stock outstanding at the effective time of the Merger (including shares subject to restricted stock awards outstanding at the effective time of the Merger) will be converted into the right to receive $75.00 in cash, without interest. Consummation of the Merger is subject to the satisfaction (or, if permitted, waiver by the Issuer, HGV or both) of a number of conditions, including, among others, approval of the Merger Agreement and the transactions contemplated thereby by the affirmative vote of (i) holders of shares of the Company’s Class A Common Stock and Class B Common Stock representing a majority of the votes entitled to be cast in the aggregate by all holders of the Company’s Class A Common Stock and Class B Common Stock, voting together as a single class, and (ii) holders of a majority of the outstanding shares of the Issuer’s Class B Common Stock, voting as a separate class. Additional information regarding the Merger Agreement and the terms and conditions thereof, including other conditions to consummating the Merger, is set forth in the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on November 9, 2023 (the “Form 8-K”) and a copy of the Merger Agreement is filed as Exhibit 2.1 to the Form 8-K.

As described in the Form 8-K, concurrently with the execution of the Merger Agreement, Mr. Abdo entered into a Voting and Support Agreement with HGV pursuant to which, among other things, and subject to the terms and conditions of the Voting and Support Agreement, Mr. Abdo has agreed to vote the shares of the Issuer’s Class A Common Stock and Class B Common Stock that he owns, directly or indirectly, (i) in favor of the approval and adoption of the Merger Agreement and the transactions contemplated by the Merger Agreement and (ii) against, among other related items, any competing acquisition proposal. The Voting and Support Agreement will expire if the Merger is not consummated within nine months, subject to earlier termination if, in accordance with the terms and conditions of the Merger Agreement, the Issuer’s Board of Directors changes its recommendation to shareholders with respect to the Merger Agreement and causes the Issuer to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Proposal (as defined in the Merger Agreement).

The foregoing description of Mr. Abdo’s Voting and Support Agreement is a summary only, does not purport to be complete and is subject to, and qualified in its entirety by reference to, the full text of such Voting and Support Agreement, a copy of which is filed as Exhibit 1 hereto and is incorporated by reference herein.

Alan B. Levan, the Company’s Chairman, Chief Executive Officer and President, entered into a Voting and Support Agreement with HGV with respect to shares of the Issuer’s Class A Common Stock and Class B Common Stock owned, directly or indirectly, by Mr. Levan which is substantially the same as Mr. Abdo’s Voting and Support Agreement described above. The shares covered by the Voting and Support Agreements of Mr. Levan and Mr. Abdo represent in the aggregate approximately 66% of the total voting power of the Issuer’s Class A Common Stock and Class B Common Stock and approximately 77% of the total number of outstanding shares of the Issuer’s Class B Common Stock.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is supplemented to add the following exhibits:

Exhibit 1	Voting and Support Agreement, dated November 5, 2023, by and among Hilton Grand Vacations Inc. and John E. Abdo (incorporated by reference to Exhibit 99.2 to the Issuer’s Current Report on Form 8-K filed with the SEC on November 9, 2023)

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

November 17 , 2023

Date

/s/ John E. Abdo
John E. Abdo